SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              Rite Aid 401(k) Distribution Employees Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Rite Aid Corporation
                                 30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS
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                                                                           Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                       1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002,
  AND FOR THE YEAR ENDED DECEMBER 31, 2003:

  Statements of Net Assets Available for Benefits                            2

  Statement of Changes in Net Assets Available for Benefits                  3

  Notes to Financial Statements                                             4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

  Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)   8

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants of
   Rite Aid 401(k) Distribution Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
June 17, 2004

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------


                                                      2003              2002

ASSETS:
  Investments                                     $1,900,378        $1,471,674

  Employee contributions receivable                    3,378             6,351
                                                  ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $1,903,756        $1,478,025
                                                  ==========        ==========


See notes to financial statements.

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RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
-------------------------------------------------------------------------------


ADDITIONS:
  Employee contributions                                             $ 230,625
  Net appreciation in fair value of investments                        228,442
  Investment income
                                                                        32,473
                                                                    ----------

        Total additions                                                491,540

DEDUCTIONS:
  Benefit payments
                                                                        65,809
                                                                    ----------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                          425,731

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                 1,478,025
                                                                    ----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                      $1,903,756
                                                                    ==========


See notes to financial statements.

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------



1.    PLAN DESCRIPTION

      The following brief description of the Rite Aid 401(k) Distribution Employees Savings Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      General--The Plan is a defined contribution plan sponsored by Rite Aid Corporation (the "Company" or "Plan Sponsor"). An individual account is established for each participant and provides benefits that are based on
      (a) amounts the participant contributes to the participant's account, and
      (b) investment earnings (losses), less any administrative expenses charged to the Plan.

      On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Company stock fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Company stock fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

      Participation--The Plan covers union employees at the Rite Aid of Rome, New York Distribution Center and the Rite Aid of West Virginia Distribution Center who have completed at least one year of service (a twelve-month period when at least 1,000 hours are credited), and have attained the age of 21 years.

      Contributions--Each year, a participant may contribute up to 15% of the participant's pretax annual compensation, as defined in the Plan. Participants age 50 and over may make additional pre-tax contributions, as defined by the Plan. A participant also may contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan. There are no Plan Sponsor contributions, except as described in the next paragraph.

      Various settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $21,520 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions stemming from these settlement agreements. These restorative payment amounts have not been recorded in the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits as of and for the year ended December 31, 2003.

      Investment Options--The Plan provides employees with the option of investing in twelve funds. The funds vary in degree of risk and investment objective.

      Payment of Benefits--Upon termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant's account or installment payments.

      Loans--A participant may elect to borrow against the participant's vested balances at a reasonable rate of interest as determined by the Plan Administrator. A participant may borrow up to 50% of the participant's vested balance, with a minimum loan of $1,000 and a maximum loan of $50,000. A participant may have only one loan outstanding at any one time.

      Vesting--A participant is vested immediately in all contributions credited to the participant's account plus actual earnings (losses) thereon.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Accounting--The accompanying financial statements have been prepared on the accrual basis of accounting.

      Investments--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at the trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 6,284 and 6,595 shares of Company common stock at December 31, 2003 and 2002, respectively.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by The Prudential Insurance Company of America. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the calendar year following the year of purchase. The GIA is deemed to be fully benefit responsive, therefore, it is presented at contract value which approximates fair value. The average yield was 3.25% for 2003. As of December 31, 2003 and 2002, the crediting interest rates were 3.00% and 3.75%, respectively.

      Administrative Expenses-- Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor. For the year ended December 31, 2003, the Plan Sponsor has paid substantially all administrative expenses.

      Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                              December 31,
                                                          ----------------------
                                                            2003           2002

Prudential Guaranteed Interest Account                    $ 769,299    $ 437,735
Prudential Dryden Stock Index Fund                          308,703      154,817
Prudential Jennison Growth Fund                             278,186      189,205
Prudential MFS Total Return Fund                            238,735            -
Prudential Strategic Partners International Value Fund      141,379       96,881
Prudential MoneyMart Assets Fund                                  -      232,505
Prudential Dryden Active Balanced Fund                            -      181,156


     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                    Year Ended
                                                                   December 31,
                                                                       2003
                                                                   -------------

Investments, at fair value:
  Mutual Funds                                                      $ 206,370
  Common Stock                                                         22,072
                                                                    ---------

  Total appreciation                                                $ 228,442
                                                                    =========

4.   TAX STATUS

     The Plan obtained its latest determination letter dated June 27, 2003, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

6.   PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions. The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.   CONTINGENCY

     In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which was as follows:

     a) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a participant's account following a termination or retirement if that participant's account is not more than $5,000. The estimate of the minimum account balances subject to disbursement in accordance with the Plan document at December 31, 2003 is $10,834. The Plan Sponsor expects to make required distributions to the respective participants during 2004.

     The Plan Administrator has not filed a Voluntary Correction Program ("VCP") with the IRS requesting a compliance statement and approval of the correction method for operational failures identified in the Plan. The Plan Administrator expects to file the VCP with the IRS in 2004. The Plan Administrator believes that the proposed correction methods are acceptable under IRS guidelines.

     The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS. Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                     ******

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

RITE AID 401(k) DISTRIBUTION EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------


                                                                                       Current
Identity of Issuer                Description of Investment                             Value

  *Rite Aid Corporation           Company Stock Fund                                 $  37,958
  *Prudential                     Guaranteed Interest Account                          769,299
  *Prudential                     Dryden Stock Index Fund                              308,703
  *Prudential                     Jennison Growth Fund                                 278,186
  *Prudential                     MFS Total Return Fund                                238,735
  *Prudential                     Strategic Partners International Value Fund          141,379
   AIM                            Small-Cap Growth Fund
                                                                                           567
   Alliance                       Growth & Income Fund                                  53,297
   Franklin Templeton             Balance Sheet Fund
                                                                                           588
   Lord Abbett                    Mid-Cap Value Fund
                                                                                         2,031
   Pimco                          Total Return Fund                                     19,141
  *Participant notes              Loan Fund**                                           50,494
                                                                                   -----------

                                   TOTAL                                           $ 1,900,378
                                                                                   ===========

  *Party-in-interest

** The loans range in interest rates from 5.0% to 10.5% and expire through 2008.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  RITE AID 401(k) DISTRIBUTION EMPLOYEES
                                  SAVINGS PLAN



                                  By: /s/ Theresa G. Nichols
                                     -------------------------------------------
                                      Theresa G. Nichols, not in her
                                      individual capacity, but solely as
                                      an authorized signatory for the
                                      Employee Benefits Administration Committee

Date:  June 28, 2004

                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23                 Consent of Deloitte & Touche LLP